UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
HUM Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
April 5, 2023

Physical address of issuer
114 Cleland Avenue, Suite 2, Los Gatos, CA 95030 USA

Website of issuer
www.humrideshare.com

Name of co-issuer
HUM CF SPV LLC

Legal status of co-issuer

Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 6, 2023

Physical address of co-issuer
114 Cleland Avenue, Suite 2, Los Gatos, CA 95030 USA

Website of co-issuer
https://invest.equityvest.org/offering/hum/details

Name of intermediary through which the Offering will be conducted
Equity Vest LLC ("**EquityVest**")

CIK number of intermediary
1774391

SEC file number of intermediary
306570

CRD number, if applicable, of intermediary
306570

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
EquityVest will be paid a percentage of the dollar amount of the Securities sold in the Offering as follows:
6% of the first $250,000 raised;
5% of amounts raised greater than $250,000 up to $500,000;
4% of amounts raised greater than $500,000 up to $1,000,000; and
3% of amounts raised exceeding $1,000,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation ("**North Capital**")

Type of security offered

Units of the Co-Issuer which will represent an interest in an equal number of shares of Class B Common Stock of the Company.

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
March 1, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$72,000.00	$41,300.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$30,700.00	-$41,300.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 12, 2023

FORM C

Up to $1,000,000.00

HUM Inc.

Shares of Class B Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by HUM Inc., a California Corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), and its crowdfunding vehicle, HUM CF SPV LLC, a Delaware limited liability company (the "**Co-Issuer**," together with the Company, the "**Issuers**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Membership Interests ("**Units**") of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Units to fund its purchase of the Company's Class B Common Stock. As described more fully below, in purchasing Units, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Class B Common Stock on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "**Securities Act**"), the Issuers are considered to be co-issuers of the combined offering of the Class B Common Stock to the Co-Issuer and, in turn, the Units, to purchasers thereof (together, the "**Offering**"), and are providing prospective investors here with information related to both the Company's Class B Common Stock and the Co-Issuer's Units (collectively, the "**Securities**").

Investors in Securities are sometimes referred to herein as "**Purchasers**." The Issuers intend to raise at least $25,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Units and to thereby obtain an indirect economic interest in the Class B Common Stock, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer, in its sole and absolute discretion. The Issuers have the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through EquityVest LLC (the "**Intermediary**"). The Intermediary will be entitled to receive compensation related to the purchase and sale of the Securities. The compensation will be a percentage of the dollar amount of the Securities sold in the Offering as follows:

6% of the first $250,000 raised;
5% of amounts raised greater than $250,000 up to $500,000;
4% of amounts raised greater than $500,000 up to $1,000,000; and
3% of amounts raised exceeding $1,000,000.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount (2)	$250.00	$15	$235.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,000,000.00	$47,500.00	$952,500.00

(1) This excludes fees to the Issuer's advisors, such as attorneys and accountants.
(2) 6% used for Minimum Individual Purchase Amount illustration as if the first dollars invested.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C for an offering

in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at www.humrideshare.com or https://invest.equityvest.org/offering/hum/details **no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer, or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.**

The date of this Form C is December 12, 2023.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER, AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED

LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the

Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either if the Issuers in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 14
The Business 14
The Company's Offering 15
The Co-Issuer's Offering 16
RISK FACTORS 17
Risks Related to the Company's Business and Industry 17
Risks Related to the Securities 20
BUSINESS 23
Description of the Business 23
Business Plan – The Company 23
Business Plan - The Co-Issuer 25
History of the Business 26
The Company's Products and/or Services 26
Competition 26
Supply Chain and Customer Base 26
Intellectual Property 27
Governmental/Regulatory Approval and Compliance 28
Litigation 28
Other 28
USE OF PROCEEDS 29
DIRECTORS, OFFICERS AND EMPLOYEES 30
Directors 30
Officers of the Company 32
Employees of the Company 33
Managers of the Co-Issuer 33
Officers of the Co-Issuer 34
Employees of the Co-Issuer 34
CAPITALIZATION AND OWNERSHIP 35
Capitalization of the Company 35
Ownership of the Company 37
Capitalization of the Co-Issuer 38
FINANCIAL INFORMATION 38
Operations 38
Liquidity and Capital Resources 38
Capital Expenditures and Other Obligations 39
Material Changes and Other Information 39
Trends and Uncertainties 39
THE OFFERING AND THE SECURITIES 39
The Offering 39
The Securities 41
Voting and Control 42
Anti-Dilution Rights 43
Restrictions on Transfer 43
Other Material Terms 43
TAX MATTERS 43

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 44
Related Person Transactions 44
Conflicts of Interest 45
OTHER INFORMATION 45
Bad Actor Disclosure 45
EXHIBITS 50
EXHIBIT A 51
EXHIBIT B 52
EXHIBIT C 53
EXHIBIT D 54

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers' shared or respective websites at: www.humrideshare.com and https://invest.equityvest.org/offering/hum/details.

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:

1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.
1)

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This

Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

HUM Inc. (the "**Company**") is a California Corporation, formed on April 5, 2023. The business was previously conducted under HUM Limited Liability Company. The assets of HUM Limited Liability Company were transferred by its members to the Company upon its incorporation. The Company is currently also conducting business under the name of HUM Rideshare.

The Company is located at 114 Cleland Avenue, Los Gatos, CA, USA, Suite 2, Los Gatos, CA 95030.

The Company's website is www.humrideshare.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

HUM CF SPV LLC (the "**Co-Issuer**") is a Delaware limited liability company, formed on December 6, 2023.

The Co-Issuer is located at 114 Cleland Avenue, Los Gatos, CA, USA, Suite 2, Los Gatos, CA 95030.

The Co-Issuer's website is https://invest.equityvest.org/offering/hum/details.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

HUM is a subscription transportation network company. People that drive rideshare, subscribe to HUM the Rideshare app, complete registration, background checks and pay a monthly fee to accept ride requests and receive 100% of the fare, tip, and any fees, less payment processing and transactional fees.

The Company's Offering [1]

Minimum amount of Shares of Class B Common Stock being offered	25,000
Total Shares of Class B Common Stock outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Shares of Class B Common Stock	1,000,000
Total Shares of Class B Common Stock outstanding after Offering (if maximum amount reached)	1,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	March 1, 2024
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	No voting rights, except as described on page 38 hereof. See the description of the voting rights on page 42 hereof.

[1] Does not include up to 339,000 shares of Preferred Stock which may be offered and sold in our concurrent offering to accredited investors pursuant to Section 4(a)(2) of the Securities Act at $1.00 per share; or (ii) 500,000 shares of Class B Common Stock reserved for issuance pursuant to the Company's Equity Incentive Plan.

The Co-Issuer's Offering

Minimum amount of Units being offered	25,000
Total Units outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Units	1,000,000
Total Units outstanding after Offering (if maximum amount reached)	1,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	The Offering deadline for the Co-Issuer's securities is the same date as the offering deadline for the Company's securities.
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Garrett M Kolb, President, and Christopher G Kolb, Vice President. The Company has or intends to enter into employment agreements with Garrett M Kolb and Christopher G Kolb although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Garrett M Kolb or Christopher G Kolb or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2022, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Jugnoo

Service: Transportation network software and APP provider.

% of such service: 30.0%

Supplier or Description: STRIPE

Service: Treasury and financial services

% of such service: 30.0%

Supplier or Description: Fair American Select

Service: Hired & Non-Owned auto liability, collision and comprehensive insurance

% of such service: 30.0%

Supplier or Description: Firestone

Service: Vehicle inspections and services

% of such service: 10.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Garrett M Kolb and Christopher G Kolb in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any

of Garrett M Kolb or Christopher G Kolb die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the United States.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Risks Related to the Securities

The Shares of Class B Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Class B Common Stock of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Class B Common Stock. Because the Shares of Class B Common Stock have not been registered under the Securities Act or under the securities laws of

any state or non-United States jurisdiction, the Shares of Class B Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Class B Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Class B Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 95% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at

which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover,

the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

HUM is a subscription transportation network company. People that drive rideshare, subscribe to HUM the Rideshare app, complete registration, background checks and pay a monthly fee to accept ride request and receive 100% of the fare, tip and any fees.

Business Plan – The Company

HUM Inc. HUM RIDESHARE BUSINESS SUMMARY Company Description: HUM is a transportation network (rideshare) company that provides on-demand and pre-arranged transportation services through an online-enabled smartphone application. Unlike Lyft and Uber, our subscription-based model offers drivers 100% of the fare and tip (less payment and transaction costs). HUM prioritizes safety by displaying driver and vehicle information for passenger verification, and our app includes features like insured rides and a panic button for added security. Our technology monitors the vehicle location and the driver's speed, turning and braking intensity coupled with cell phone use during the ride. Drivers are safety rated by the Company.

Market Overview: In the United States, rideshare services have gained significant popularity, with approximately 1 million rideshare drivers, of which 750,000 are actively engaged. It is estimated that nearly two thirds of all smart phones have a rideshare app installed.

Structure: HUM Inc. is a California Corporation, formed on April 5, 2023. The business was previously conducted under HUM Limited Liability Company, formed on September 25, 2020. The assets of HUM Limited Liability Company were transferred by its members to the Company upon its incorporation.. The Company is currently conducting business under the name of HUM Rideshare. The Company's website is www.humrideshare.com.

Operations: HUM Rideshare is built using proven technology and partnerships that support the business without expensive infrastructure.

Treasury Services: The collection of financial data and the collection of the fare from the passenger's payment card to the Driver's bank account is facilitated end-to-end using STRIPE.

Technology: App and software creation, maintenance and enhancements are leased from Jugnoo operating on Amazon servers.

Insurance: Commercial Collision, Casualty and Liability insurance is provided through Fairmatic using a "pay-per-mile" payment assessed from the passenger's fare to the insurer.

Support: Firestone Auto Care provides local vehicle inspection services, driver support and the distribution of marketing materials.

Business Goals and Objectives:
Short Term:
• Secure 2,500 paid subscriptions within four months of operations in Arizona.
• Secure 7,500 paid and recurring monthly subscriptions in 90 days from launch in key markets.
• Achieve a total of 75,000 paid and recurring monthly subscriptions within 12 months of launch in California, expanding into Texas, the Southwest, and the Pacific Northwest.

Long Term:
• Expand services in the Northwest and Southwest states within the first 18 months, securing 150,000 paid and recurring monthly subscriptions.
• Expand into key Central, Northeast, Mid-Atlantic, and Southeast markets within 36 months, securing 500,000 paid and recurring monthly subscriptions.
• Introduce ancillary revenue generating services such as a debit card to access driver wallets and food and delivery services.

Marketing Summary Target Market: Our initial target market is Arizona, with an estimated potential subscriber base of 5,000 . We will focus on acquiring drivers and passengers through social media campaigns, lead generation, and strategic partnerships. Drivers who refer new drivers to HUM are incentivized with credits that reduce the cost of their subscription.

Pricing Strategy: We have determined the following pricing strategy:
• HUM Sedan: $29.95 monthly subscription
• HUM XL: $39.95 monthly subscription
• HUM LUX: $59.95 monthly subscription
These prices may be adjusted in response to market demand and operating costs.

Marketing Campaigns: To launch in new markets, we have designed three distinct marketing campaigns:
1. Driver Registration Campaign: Target existing rideshare drivers through social media, boots-on-the-ground recruiting efforts, digital advertising, and additional lead generation efforts.
2. Driver Activation Campaign: Convert leads into app activations by offering a free trial subscription.
3. Passenger Acquisition Campaign: Acquire new passengers through app downloads, providing a $5 discount on their first ride (deducted from the driver's fare). Each campaign has specific goals

and utilizes both digital and ground activities. The campaigns are strategically timed to maximize effectiveness.

Legal Considerations: Recent regulatory challenges pose a threat to the industry as companies face reclassification of drivers as employees. As gig jobs face increased government intervention, we believe that HUM's business model is defensible from recategorization of drivers as independent contractors. We will closely monitor any legal developments and adapt our operations to comply with regulations while advocating for the rights of our drivers.
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Conclusion: HUM aims to disrupt the rideshare industry by offering a driver subscription-based model that has the potential to benefit both drivers and passengers. With a focus on safety, fair fares, and driver independence, we believe are well positioned to capture market share and expand our services across key regions.

Business Plan - The Co-Issuer

HUM CF SPV LLC (the "Co-Issuer") was formed by or on behalf of the Company on December 6, 2023 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act ("**IC Act**") provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- ☑ Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's Class B Common Stock;
- ☑ Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- ☑ Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- ☑ Will maintain the same fiscal year-end as the Company;
- ☑ Will maintain a one-to-one relationship between the number, denomination, type and rights of the Company's Class B Common Stock it owns and the number, denomination, type and rights of its securities outstanding;
- ☑ Will seek instructions from the holders of with regard to:
  - ☑ If contemplated by the terms of the Class B Common Stock, the voting of the Class B Common Stock it holds, noting that it will only vote the Class B Common Stock in accordance with such instructions; and
  - ☑ Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- ☑ Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- ☑ Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- ☑ Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

Structure: HUM Inc. is a California Corporation, formed on April 5, 2023. The business was previously conducted under HUM Limited Liability Company, formed on September 25, 2020. The assets of HUM Limited Liability Company were transferred by its members to the Company upon its incorporation.

The Company's Products and/or Services

Product / Service	Description	Current Market
Technology and Rideshare App	HUM operates a transportation network company known as HUM Rideshare	Arizona

HUM Rideshare will expand the current business to other states and introduce additional subscription options for high capacity and luxury vehicles.

HUM offers a free trial subscription for new drivers and offers a first ride discount to new passengers. Both promotions are offered through social media and existing drivers.

Competition

The Company's primary competitors are UBER and LYFT.

The rideshare market is dominated by two competitors that built the rideshare industry as we know it today. The majority of rideshare drivers are independent and drive for either one or both companies. Rideshare passengers use both competitors interchangeably and are driven to a choice based on the fare and driver availability. The Company's competitors struggle with profitability that have led to poor business practices impacting drivers and passengers. Drivers for both competitors have experienced reduced fare splits that impact their take-home pay. Passengers for both competitors are subjected to high fares during peak demand periods. HUM's driver subscription business provides rideshare drivers access to rideshare passengers for a low monthly subscription and retain 100% of the fare, tip and fees. HUM attracts passengers with fares that are not subject to daily variation based on demand.

Supply Chain and Customer Base

HUM built a rideshare business utilizing existing technology and integrated third-party services. The rideshare technology is contracted through Jugnoo on a pay-per-use contract. Treasury services that include the collection of fares and payment to the driver are provided through a STRIPE integration. Rideshare insurance is collected though the fare as a surcharge and paid to the insurers. Insurance claim management is outsourced to a third-party management company selected and paid for by the insurer. Vehicle inspection and field services are provided at no cost by Firestone.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Jugnoo	Transportation network software and APP provider.	30.0%
STRIPE	Treasury and financial services	30.0%
Fair American Select	Hired & Non-Owned auto liability, collision and comprehensive insurance	30.0%
Firestone	Vehicle inspections and services	10.0%

HUM Rideshare drivers are its customers as each is a subscriber to use the technology and service. Passengers represent the rideshare driver's customer. At present, there are over 1 million independent rideshare drivers in the United States. 6% of drivers are between the ages of 18-29 - 20% are between 30-39 - 22% 40-49 - 28% between 50-59 and 24% are 60+. 77% are male, 48% married, 64% have children and 62% drive full-time. 15% have master's degrees and 40% bachelor's degrees. 66% of all rideshare drivers utilize one or more rideshare companies.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90041755	IC 039. US 100 105. G & S: Providing taxi booking services via mobile applications. FIRST USE: 20201231. FIRST USE IN COMMERCE: 20201231	HUM	July 8, 2020	May 24, 2022	United States

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Arizona Department of Transportation	HUM Inc.	Authority to operate as a transportation network company in Arizona.	June 3, 2024

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Transportation Network Company	Arizona Department of Transportation	TNC Permit	May 25, 2021	June 3, 2021

HUM is subject to the state laws where it operates. Licenses, permits and approvals under state laws and regulations must be renewed periodically. The state of Arizona requires renewal every 3 years.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 114 Cleland Avenue, Los Gatos, CA, USA, Suite 2, Los Gatos, CA 95030

The Company has the following additional addresses:
11201 N Tatum Blvd Ste 300
Phoenix, Arizona 85028-6039

The Company conducts business in Arizona.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is the Company pitch deck. Exhibit C is the script to the Company promotional video. Exhibit D is a copy of the Company's "Test The Waters" page on EquityVest. Purchasers are encouraged to review Exhibit B, Exhibit C, and Exhibit D carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B, Exhibit C, and Exhibit D are incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	60.00%	$15,000	50.00%	$500,000
Research and Development	10.00%	$2,500	2.50%	$25,000
Future Wages	0.00%	$0	10.00%	$100,000
General Working Capital	9.00%	$2,250	25.25%	$252,500
Goverance and Legal	15.00%	$3,750	7.50%	$75,000
Intermediary Compensation	6%	$1,500	4.75%	$47,500
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were

incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company.

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of Class B Common Stock of the Company. The Company may alter the use of proceeds under the following circumstances: The Company reserves the right to change the use of proceeds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Garrett M Kolb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member HUM Limited Liability Company 9/2020-4/2023; HUM Inc. President -Start date: 4/2023 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Independent Auditor 10/2019-Current

Education

High School - Los Gatos High School 1971

Name

Christopher G Kolb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member HUM Limited Liability Company -9/2020 - 4/2023; HUM Inc. Vice President - 4/2023 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Software sales executive, Instapage, Inc: Feb 2018-Oct 2022
Software sales executive, Button, Inc: Jan 2023-March 2023

Education

Undergraduate University of Arizona 2016

Name

Jeffrey James Gough

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member (profits interest) of HUM Limited Liability Company 11/2020 - 4/2023; HUM Inc. Director 4/2023 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Partner Discreet Drilling LLC. 6/2022 to present.

Education

Bachelor of Arts Degree Seattle Pacific University

Name

Robert Anthony Brown

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member (profits interest) of HUM Limited Liability Company 11/2020 - 4/2023; HUM Inc, Director 4/2023 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Financial Officer, AEye, Inc. 11/2020-3/2023 Chief Financial Officer, Infinitum Electric Inc. 4/2023 to Present

Education

Master of Business Administration University of Michigan 1992

Name

Cornel Hunter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

HUM Inc. Director 4/2023 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President Wells Fargo Home Lending 1/2012 to 1/2020 Vice President Bank of American Home Lending 1/2020 to 3/2021 Vice President Chase Community Lending Manager 3/2021 to Present

Education

Long Beach State; United States Marine Corp 6 Years.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Garrett M Kolb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Member HUM Limited Liability Company 9/2020-4/2023; HUM Inc. President -Start date: 4/2023 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Independent Auditor 10/2019-Current

Education

High School - Los Gatos High School 1971

Name

Christopher G Kolb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member HUM Limited Liability Company -9/2020 - 4/2023; HUM Inc. Chief Executive Officer, Vice President - 4/2023 – Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Software sales executive, Instapage, Inc: Feb 2018-Oct 2022
Software sales executive, Button, Inc: Jan 2023-March 2023

Education

Undergraduate University of Arizona 2016

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees, one in California, one is Arizona.

Managers of the Co-Issuer

The managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Anthony Brown

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Financial Officer, AEye, Inc. 11/2020-3/2023 Chief Financial Officer, Infinitum Electric Inc. 4/2023 to Present

Education

Master of Business Administration University of Michigan 1992

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

NONE

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	3,500,000
Voting Rights	Class A Common Stock has 1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Additional issuances of Class A Common Stock will dilute all issued stock proportionally.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	95.6%

Type of security	Class B Common Stock
Amount outstanding	0
Voting Rights	Class B Stock has no voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Additional issuances of Class B Common Stock will dilute all issued stock proportionally.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

Type of security	Preferred Stock
Amount outstanding	161,000
Voting Rights	1 Vote per share based on the current 1:1 conversion ration into Class A Common Stock
Anti-Dilution Rights	The Preferred stock benefits from a broad-based weighted average anti-dilution provision upon certain issuances.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Additional issuances of Preferred Stock will dilute all issued stock proportionally; further, Preferred Stock is entitled to a liquidation preference, which may reduce the return to holders of Common Stock upon a sale or liquidation event of the Company.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.66%

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Garrett Kolb, Christopher Kolb
Amount outstanding	$72,000.00
Interest rate and payment schedule	4.86%, due and payable on demand after April 5, 2025.
Amortization schedule	Not Applicable
Describe any collateral or security	Unsecured
Maturity date	April 5, 2025
Other material terms	Balloon note due on maturity

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	10	$161,000.00	Working Capital	April 5, 2023 through November 1, 2023	Section 4(a)(2)

The SAFEs have by agreement been converted into Preferred Stock at $1.00 per share, and an additional $10,000 has been raised through additional issuances of Preferred Stock.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,161,000.00, which includes 500,000 shares of Class B Common Stock reserved as an equity compensation pool, of which no options have been granted and no shares have been issued.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership of the Company

A majority of the Company is owned by a few people. Those people are: Garrett Kolb and Christopher Kolb

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Garrett Kolb	47.80%
Christopher Kolb	47.80%

Following the Offering, the Purchasers will own 0.5972% of the Company if the Minimum Amount is raised,[1] and 19.3761% of the Company if the Maximum Amount is raised.[2]

1. Based on fully-diluted capitalization immediately following the initial closing of this Offering of the Minimum Amount, which would be (i) 3,500,000 shares of Class A Common Stock issued

and outstanding; (ii) 25,000 shares of Class B Common Stock issued and outstanding; (iii) 161,000 shares of Preferred Stock issued and outstanding; and (iv) 500,000 shares of Class B Common Stock reserved for issuance pursuant to the Company's equity compensation plan; the foregoing does not including any shares issued pursuant to the Concurrent Offering.

2. Based on fully-diluted capitalization immediately following the completion of this Offering if the Maximum Amount is sold, which would be (i) 3,500,000 shares of Class A Common Stock issued and outstanding; (ii) 1,000,000 shares of Class B Common Stock issued and outstanding; (iii) 161,000 shares of Preferred Stock issued and outstanding; and (iv) 500,000 shares of Class B Common Stock reserved for issuance pursuant to the Company's equity compensation plan; the foregoing does not including any shares issued pursuant to the Concurrent Offering.

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities: None

The Co-Issuer has the following debt outstanding: None

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the following: Liability, Comprehensive, Collision and Uninsured Motorists Insurance, and Contract labor We do not anticipate generating revenue until the fourth quarter 2023.

The Company intends to achieve profitability in the next 12 months by the introduction of subscriptions and expansion into new states/regions and introduce subscription enhancements that include luxury vehicles and delivery services.

Liquidity and Capital Resources

The proceeds from the offering are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically marketing for new drivers and passengers. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering:

The Company is conducting a concurrent offering to accredited investors pursuant to Section 4(a)(2) of the Securities Act of up to 339,000 Shares of Preferred Stock at $1.00 per share (the "**Concurrent Offering**").

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000,000 of Shares of Class B Common Stock for up to $1,000,000.00. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the to purchasers of such . The Co-Issuer is offering up to 1,000,000 Units for up to $1,000,000. The Issuers are each respectively attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Minimum Amount**"). The Issuers must receive commitments from investors in an amount totaling the Minimum Amount by March 1, 2024 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuers have the right to extend the Offering Deadline at its discretion. The Issuers will each accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "**Maximum Amount**") for the sale of their respective securities and the additional Securities will be allocated on a First-come, first-served basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Units and to obtain an indirect economic interest in the Company's Class B Common Stock you must make a commitment to purchase by completing the Subscription

Agreement. Purchaser funds will be held in escrow with North Capital until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached, at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed (absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours of their initial investment commitment, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive the in exchange for their investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through EquityVest LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
EquityVest will be paid a percentage of the dollar amount of the Securities sold in the Offering as follows:
6% of the first $250,000 raised;
5% of amounts raised greater than $250,000 up to $500,000;
4% of amounts raised greater than $500,000 up to $1,000,000; and
3% of amounts raised exceeding $1,000,000.

Stock, Warrants and Other Compensation
None.

Transfer Agent and Registrar
The Issuers will act as transfer agents and registrars for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization of the Company

At the initial closing of this Offering (if the minimum amount is sold), and based on the Co-Issuer's concurrent purchase of Class B Common Stock of the Company, the Company's authorized capital stock will consist of (i) 5,000,000 shares of Class A Common Stock, par value $0.0001 per share, of which 3,500,000 shares of Class A Common Stock will be issued and outstanding, (ii) 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, of which 25,000 shares of Class B Common Stock will be issued and outstanding and 500,000 reserved for issuance pursuant to the Company's equity compensation plan, (iii) 500,000 shares of Preferred Stock, par value $0.0001 per share, of which 161,000 shares of Preferred Stock will be issued and outstanding.[2]

Voting and Other Rights

Holders of Class A Common Stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy.

Holders of Class B Common Stock have no voting rights.

Holders of Preferred Stock have one vote per share (based on the current 1:1 conversion ratio to Class A Common Stock) and may vote to elect the board of directors and on matters of corporate policy.

The exclusive power to vote and the concentration of ownership by the founders and management holding Class A Common Stock and holders of Preferred Stock empowers them to control all corporate matters.

Both Class A Common and Class B Common shareholders are entitled to receive dividends at the election of the board as a single class of stock, provided that in the event of a divided of stock, holders of Class A Common Stock will receive Class A Common Stock and not Class B Common Stock, and holders of Class B Common Stock will receive Class B Common Stock and not Class A Common Stock. Both Class A Common Stock and Class B Common Stock are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, holders of Class A Common Stock and Class B Common Stock have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders (if any) and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

---

[2] Not including Preferred Shares that may be sold in the Concurrent Offering.

Both Class A Common and Class B Common shareholders are entitled to receive dividends at the election of the board as a single class of stock, provided that in the event of a divided of stock, holders of Class A Common Stock will receive Class A Common Stock and not Class B Common Stock, and holders of Class B Common Stock will receive Class B Common Stock and not Class A Common Stock. Both Class A Common Stock and Class B Common Stock are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, holders of Class A Common Stock and Class B Common Stock have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders (if any) and have been paid in full in accordance with the terms of their instruments.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of holders of Class A Common Stock and Class B Common Stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up, subject to the liquidation preference of the Preferred Stock. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: The Class B Common Stock has no voting rights, except as may be required by statute; *provided* that so long as any shares of Class B Common Stock are outstanding, the Company shall not, without the approval of the holders of a majority of the outstanding shares of Class B Common Stock, amend, alter, or repeal (by merger, consolidation, combination, reclassification, or otherwise) the Articles of Incorporation or the Bylaws of the Company so as to adversely affect the preferences, rights, or powers of the Class B Common Stock in a manner disproportionate to the adverse effect of such action on the preferences, rights or powers of the Class A Common Stock.

Any voting rights which the Class B Common Stock may possess will be passed through to the holders of the Securities on a 1:1 basis.

The holders of Preferred Stock are subject to a "drag-along" in the case of certain sales of the Company; the Company does not have any other voting agreements in place or Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Neither the Company nor the Co-Issuer has the right to repurchase the Shares of Class B Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Common Stock by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the Securities may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Securities

Related Person/Entity	Company Directors: R. Brown, J. Gough and C. Hunter
Relationship to the Company	Company Directors
Total amount of money involved	$65,500.00
Benefits or compensation received by related person	Preferred Stock
Benefits or compensation received by Company	Cash
Description of the transaction	Initially sale then subsequent conversion of SAFEs into shares of Preferred Stock

The Company has the following debt outstanding to the Founders:

Type of debt	Payable to Co-Founders
Name of creditor	Garrett Kolb, Christopher Kolb
Amount outstanding	$72,000.00
Interest rate and payment schedule	4.86%, due and payable on demand after April 5, 2025.
Amortization schedule	Not Applicable
Describe any collateral or security	Unsecured
Maturity date	April 5, 2025
Other material terms	Balloon note due on maturity

Conflicts of Interest

The Company debt to the Founders Garrett Kolb and Christopher Kolb presents a potential conflict of interest in the form of the potential of a choice between payment of the loan when due and retaining needed funds for Company operations.

OTHER INFORMATION

The Company is conducting the Concurrent Offering referenced hereinabove.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Garrett M. Kolb
(Signature)

Garrett M. Kolb
(Name)

President and Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

Robert Anthony Brown
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Garrett M Kolb
(Signature)

Garrett M Kolb
(Name)

President
(Title)

December 12, 2023
(Date)

/s/Christopher G Kolb
(Signature)

Christopher G Kolb
(Name)

Vice President
(Title)

December 12, 2023
(Date)

/s/Jeffrey James Gough
(Signature)

Jeffrey James Gough
(Name)

Director
(Title)

December 12, 2023
(Date)

/s/Robert Anthony Brown
(Signature)

Robert Anthony Brown
(Name)

Director
(Title)

December 12, 2023
(Date)

/s/Cornel Hunter
(Signature)

Cornel Hunter
(Name)

Director
(Title)

December 12, 2023
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements of the Company
Exhibit B Pitch Deck
Exhibit C Video Script

EXHIBIT A

Financial Statements of the Company

(attached)

HUM, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HUM, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 28, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable - Related Parties	72,000	41,300
Total Current Liabilities	72,000	41,300
TOTAL LIABILITIES	72,000	41,300
EQUITY		
Accumulated Deficit	(72,000)	(41,300)
Total Equity	(72,000)	(41,300)
TOTAL LIABILITIES AND EQUITY	-	-

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative – Related Parties	30,700	41,300
Total Operating Expenses	30,700	41,300
Operating Income (loss)	(30,700)	(41,300)
Earnings Before Income Taxes	(30,700)	(41,300)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(30,700)	(41,300)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(30,700)	(41,300)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable - Related Parties	30,700	41,300
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	30,700	41,300
Net Cash provided by (used in) Operating Activities	-	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	-	-	-
Net Income (Loss)	-	(41,300)	(41,300)
Ending Balance 12/31/2021	-	(41,300)	(41,300)
Net Income (Loss)	-	(30,700)	(30,700)
Ending Balance 12/31/2022	-	(72,000)	(72,000)

HUM, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

HUM Inc. was formed as HUM Limited Liability Company in California on September 25th, 2020 and converted to a California Stock Corporation on April 5th, 2023. The Company plans to earn revenue using a subscription-based business model. The Company is doing business as "HUM Rideshare" and is a transportation network company. The Company will provide pre-arranged transportation services through the use of an online-enabled smart phone technology to connect passengers with drivers.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company was a pass-through entity during the periods under review and therefore any income tax expense or benefit was the responsibility of the company’s owners. As such, no provision for income tax was recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

The Company has payables totaling $72,000 as of December 31st, 2022, due to owners related to the payment of start-up expenses of $41,300 in 2021 and $30,700 in 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company was a limited liability company with one class of unit of member’s interest owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 28, 2023, the date these financial statements were available to be issued.

The Company converted to a California corporation on April 5th, 2023. The new corporation has authorized 4,665,000 common shares, which consist of 3,500,000 Class A common shares and 1,165,000 Class B common shares, and the Company has authorized 500,000 preferred shared. Both common and preferred shares have a par value of $0.00001 per share. The Company issued 3,500,000 shares of Class A common shares to the Founders. The Company plans include the creation of an Equity Plan to provide designated officers, advisors and other employees of HUM Inc. with certain rights to acquire common stock of the Company and to provide for the grant of incentive stock options and nonqualified stock options. The Company believes that this equity compensation program will cause the participants to contribute materially to the growth of the Company, thereby benefiting the Company's shareholders.

Voting: Class A Common stockholders are entitled to 10 votes per share and Class B Common stockholders are entitled to 1 vote per share. Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of common and preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. There have been no dividends declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

Simple Agreements for Future Equity (SAFE) – The Company entered into numerous SAFE agreements totaling $36,500 with third parties and $60,500 with related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. The agreements are not subject to any valuation cap.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, realized losses every year since inception, incurred negative working capital, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its

capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Company Pitch Deck

(attached)

Exhibit C


HUM
RIDESHARE
DONE RIGHT.


RIDESHARING
HAS BECOME
PREDATORY
Once a luxury, rideshare is now a way of life, but beneath its convenience lies the reality of exploitative practices that drain its users.
HUM
1


PROBLEM
PRICES INCREASED
Ride-hail prices increased- up to 85% over 45-month period- Leaving Riders paying more
DRIVERS PAY DIMINISHED
Platform revenue has increased over 70%, but this is due to a decrease in driver pay
RIDERS AND DRIVERS SUFFER
Ride-hailing market leaves riders and drivers vulnerable, squeezing them for increased revenue
LACK OF TRANSPARENCY
From deactivations, to partnerships with driverless vehicles, drivers and riders are left guessing
Source: https://www.forbes.com/sites/lensherman/2023/01/16/ubers-new-math-increase-prices-and-squeeze-driver-pay/?sh=6ge66a5fc8a2
HUM
2

SOLUTION

DRIVER-FIRST MODEL
A model that allows drivers to own and operate their own business, keeping 100% of the fare

ON-THE-GROUND, ON-DEMAND
Continue the system that riders and drivers have come to expect

A TRUSTED BROKER
Transparent platform, no price gouging with surge, no taking 24% or more of driver fare.

ANYTIME FARE
Pricing the way it should be.

Source: https://www.forbes.com/sites/lensherman/2023/01/16/ubers-new-math-increase-prices-and-squeeze-driver-pay/?sh=6ge66a5fc8a2


HUM
RIDESHARE
DONE RIGHT.

HUM
SUBSCRIPTION RIDESHARE

A plug and play business where happy drivers make a great rideshare experience

Drivers Subscribe to access to HUM App. Accept rides, and keep 100% of the fair, tip and fees.

HUM'S BUSINESS MODEL

HUM PROVIDES TWO KEY ADVANTAGES

FOR DRIVERS:
Drivers pay a nominal monthly subscription to HUM, but get to keep **100% of the ride fare!**

FOR RIDERS:
Riders see on **average a 25% decrease** in ride fares due to this driver focused model!

HUM SUBSCRIPTION MODEL

HUM DRIVERS MONTHLY SUBSCRIPTION IS BASED ON VEHICLE CLASSIFICATION

Vehicle	Beta Pricing	Fair Market Pricing
SEDAN	$29.95/mo	$199.95/mo
XL	$39.95/mo	$224.95/mo
LUX	$49.95/mo	$249.95/mo
LUX	$59.95/mo	$269.95/mo

- Predictable and Scalable Revenue Model
- Path to Profitability
- Operational Transparency
- Greater Earnings for Drivers
- Fairer Fares for Passengers
- More Trustworthy Rideshare Experience

ADDRESSABLE MARKET

US Rideshare Market: 1.7m drivers

HUM ARR ASSUMING
50% of non-exclusive rideshare drivers

$200/month/driver (stabilized subscription)


$242
BILLION
TAM
$181.5
BILLION
SAM
$1.53
BILLION
SOM

75% of Rideshare Market is Non-Exclusive to Rideshare provider

*RoadXLab Research, n = 1000

DRIVER SUBSCRIPTION FORECAST

STARTING MONTH: **JAN 2024**


Monthly Subscription Revenue
Annualized Subscription Revenue
Q1 '24
Q2 '24
Q3 '24
Q4 '24
Q1 '25
Q2 '25
Q3 '25
Q4 '25
Q1 '26
Q2 '26
Q3 '26
Q4 '26
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-

Month	Subscription (drivers)	Monthly Subscription Revenue	Annualized Subscription Revenue
Q1 2024	500	$16,975	$203,700
Q2 2024	1000	$33,950	$407,400
Q3 2024	1500	$50,925	$611,100
Q4 2024	2000	$67,900	$814,800
Q1 2025	2500	$109,876	$1,319,000
Q2 2025	3000	$131,851	$1,582,000
Q3 2025	3500	$153,826	$1,846,000
Q4 2025	4000	$175,802	$2,110,000
Q1 2026	4500	$472,050	$5,665,000
Q2 2026	5000	$524,500	$6,294,000
Q3 2026	5500	$576,950	$6,923,000
Q4 2026	6000	$629,400	$7,553,000

TRACTION

MOM GROWTH FOR PHOENIX


Users
Drivers
Passengers
3,000
2500
2000
1500
1000
500
0
602
1,668
742
2,031
899
2,272
977
2,725
1,008
3,301
June
July
August
September
October

November 1: Subscription Launch
Nov 15: 200 Subscribers

TARGET MARKET

WHO ARE THE CUSTOMERS YOU WANT TO CATER TO?

- **Auto Dealer/Service Centers**
  Budget-focused
- **College Students**
  Gen Z | Budget-focused
- **Medical Transport**
  Safety & Security
- **Hospitality**
  Hotels, Restaurants, Resorts, Bars
- **Gas/Convenience/Retail**
  Firestone | Car Wash | Gas Station
  In-store advertising
- **Senior Transport**
  GoGoGrandparents
  Senior Care Facilities
- **Events**
  Corporate/Networking
  Sports/Music/Ent.

DIRECT COMPETITORS

Uber | Lyft | Taxi | Waymo

INDIRECT COMPETITORS

Personal Car | Traditional Public Transport | Golf Cart | Scooter

MICRO MOBILITY

COMPETITOR APPROACH



- **Event/Hospitality/Concierge Transportation**
  Rideshare packages sold through partners with a 10% revenue split
- **Vertical Niche & Unique Inventory**
  Vertical partnerships provide a steady-stream of ride demand
  Drivers build book of business thru Manual Rides
  Woman-2-Woman Rides (Manual Dispatch) provide women with safer options
- **FareTrade Rideshare**
  Passengers are disloyal to & frustrated with the incumbents.
  HUM offers a more equitable solution for all
- **Community Culture**
  HUM is established in the 5th largest metro in the US. Driver advocacy allows us to establish meaningful partnerships

SAFETY & SECURITY

WHILE OTHER RIDESHARE COMPANIES MAY TALK ABOUT DELIVERING SAFE RIDES, WE BACK OUR CLAIMS UP.

PANIC EMERGENCY
Share location & ride tracking with Emergency Contacts. Panic button available in-app

WOMAN-2-WOMAN
Female passengers may request female drivers to get them from A-to-B safely

ZENDRIVE
Integrated Mobility Risk Intelligence to measure and improve safe driving behavior

RIDE ASSURANCE™
Built-in protection that insures the journey with HUM

MEET OUR TEAM



CHRIS KOLB
Chief Executive Officer

Chris Kolb is the dynamic co-founder of HUM and marketplaces entrepreneur, whose career spans startups and brand launches, with notable contributions at Glint (now part of LinkedIn), Instapage (now part of airSlate), and Postclick. His background spans SaaS & Professional Services sales, GTM, Team Leadership, and Real Estate Investing. In 2020, Chris recognized the remarkable opportunity to revolutionize rideshare, leading him to co-found HUM alongside his father, Garrett. Together, they're on a mission to create a positive impact and disrupt the status quo in the gig work economy.



GARRETT KOLB
Chief Finance Officer

Garrett Kolb is a seasoned financial services executive and a visionary rideshare entrepreneur. He co-founded HUM, Inc. with his son Christopher, a Silicon Valley-based startup that launched HUM Rideshare, a new and innovative ride-hailing service in Phoenix, Arizona. He has over 20 years of experience in the financial services industry, working as an executive vice president, senior managing director and national sales leader for various financial institutions. He has extensive knowledge of the financial market, regulatory compliance, risk management and operational excellence. He is a leader who inspires trust, collaboration and innovation among his teams and clients. He is also a proud father of six children and grandfather of seven who lives in Los Gatos, CA.

BUSINESS ADVISOR
Jeff Gough (BOARD MEMBER) Cornel Hunter (BOARD MEMBER)

FINANCE
Bob Brown (BOARD MEMBER)

MARKETING
Summer Crenshaw (CONTRACT) Jonathan Lee (CONTRACT)
Jacob Ayars (ADVISOR) Anthony Perez (CONTRACT)

RISK/INSURANCE
Joe Daynes

CUSTOMER EXPERIENCE
Easton Freidling (ADVISOR) Anna Kolb-Robinson

ENGINEERING
Chad Bellin (FRACTIONAL CTO) Daryn Nakhuda (ADVISOR)
Dave Myron (ADVISOR)

LEGAL
David Weaver Alex Korzh (ADVISOR)

Thank you

Chris Kolb, CEO

HumRideshare.com | ckolb@humrideshare.com

Appendix

AUTONOMOUS VEHICLES

WHERE WE ARE TODAY

- Level 0: No Driving Automation
- Level 1: Driver Assistance
- Level 2: Partial Driving Automation (Tesla)
- Level 3: Conditional Driving Automation
- **Level 4: High-Driving Automation (Waymo One, Cruise, Gatik)**
- Level 5: Full-Driving Automation
- GlobalData: Level 5 won't be created until 2035
  - Cost of Semiconductors
- Cost of Vehicle: $150,000-$175,000
- Consumer Perception
- "When we see deployments, they're very limited in the scope of work (when, where, and how they work, time of day, weather conditions, geo-fencing, etc. There is and will still be a lot of skepticism about getting in a car with no steering wheel or no driver. We're moving too quickly into this as we see cases of vehicles in the way of ambulances and both regulatory and consumer acceptance."

  – Daryn Nakhuda, Mighty AI, Uber ATG, Aurora Software, Waabi,

AUTONOMOUS VEHICLES

UNIT ECONOMICS: RIDESHARE VS AUTONOMOUS VEHICLES

- Uber Driver: $15/hr (after expenses/insurance/costs) (via SherpaShare)
- Cost of Operating an Uber Driver = $15/hr
- Cost of Operating Self-Driving Car: $0.75/mile (includes maintenance, vehicle, insurance, expenses)
    - Does not include offline costs (Development, Testing, Acquisition/Maintenance of Fleet)
- Creation/Maintenance of HD Maps: >$100,000 for single HD map (+ ongoing maintenance costs)
- Avg Uber Driver: 2 Trips/Hr, Avg 10 Miles/Trip
- Cost of Operating Self-Driving Car for 1 hour = $15 (excluding offline costs/cost of HD Maps)
- Unit Economics of Self-Driving Car and Uber Driver are similar when **only** considering the costs of operating vehicle and on-the-road
- Offline costs/cost of HD map make unit economics of Uber Driver more favorable than Self-Driving Vehicle

RIDE ASSURANCE

PROTECTING YOUR JOURNEY FROM A-TO-B

ZENDRIVE

Integrated Mobility Risk Intelligence to measure and improve safe driving behavior

FAIRMATIC

AI-powered insurance for fleets designed to reward safety with savings

Industry's first pass-through insurance model where passengers pay a "cents-per-mile" fee to cover HUM's insurance expense. More rides means lower expenses

PARTNERSHIPS

GENERATING RIDES AND ADDING VALUE EVERY STEP OF THE WAY

PROMOSHIPS

DISTRIBUTING $5 DISCOUNTS, COURTESY OF HOST

Aloft
Andaz
Arizona Biltmore
Arizona Grand Resort
Canopy Tempe
Courtyard
Crowne Plaza
Doubletree Hilton
Great Wolf Lodge
Hampton Tempe
Hyatt House, Scottsdale, Old Town
Hyatt Regency Resort
JW Marriott, Scottsdale
Camelback
Legacy Golf Resort
Marriott Phoenix
Mountain Shadows Resort
OMNI Hotel Tempe
OMNI Scottsdale, Montelucia
Phoenix Marriott Tempe
Raddison Airport
Sanctuary Camelback Mountain
Scottsdale Plaza Resort
Senna House
Sheraton Mesa
Tempe Mission Palms
The Scott Resort
W Hotel
Westin Tempe
Wyndham Resort
Wyndham Worldmark
ASU Greek Life (Theta Chi)
Berge Auto Group
Coulter Infiniti
Earnhardt
Pella Communities
Venture Café Phoenix

FUNDING ASK

$1,000,000 IN PREFERRED ROUND

USE OF FUNDS:



Technology
$200,000
Insurance
$130,000
Operations
$150,000
Marketing
$260,000
Hiring
$260,000

To bridge the gap and provide forward momentum as we move into our Community Round and reach profitability

EXHIBIT C

Video Script

In a world dominated by billion-dollar rideshare corporations, the voices of the real heroes – the drivers, often get lost in the noise. But there's a new narrative unfolding, a narrative led by HUM - Rideshare Done Right.

HUM is not just another rideshare platform, it's a movement. A movement that places drivers at its core, recognizing them as the essential part of a truly satisfying rideshare experience.

Our driver-focused, subscription-based model ensures that drivers keep 100% of their fares, making ridesharing not just an exchange of services, but a fulfilling experience built on respect, fairness, and a shared journey."

"No surge pricing, no hidden costs, just a transparent, ethical rideshare experience that values every individual involved - the drivers, the riders, and the communities we serve.

With sights set on market growth in Phoenix, AZ, and a vision for future expansion, HUM is rewriting the rideshare playbook. But to drive this vision forward, we need you.

HUM is more than a rideshare company; Our commitment extends beyond rides, into strong community investments creating growth opportunities for all.

Be a part of HUM's journey. Invest in a future where ridesharing is fair, enjoyable, and empowering. Together, we can redefine an industry, making HUM the new rideshare standard.

Exhibit C

EXHIBIT D

Test The Waters Page on EquityVest

(attached)

Exhibit D


EQUITYVEST
Offerings
Portfolio
My Account
My Documents
About Us
Educational Material
FAQs
EquityVest
Get Started
100%
Enter an Amount
enter amount
250
USD
$250 minimum
Select Account Type
Verify Identity
Accreditation Status
Investment Limits
Sign Document
Payment Method
Back to Offers
MANAGE
INVITE TO OFFER
$55.6K
COMMITTED
11.1%
committed of $500K goal
5.6%
committed of $1M max
HUM
HUM
Rideshare simplified
EQUITY DEAL - Common Stock - Min Invest $250
$500K
Goal
$25K
Target Offering
$1M
Maximum Offering
Your $250 commitment is pending.
VIEW NEXT STEPS
OFFER
FUND DETAILS
DOCUMENTS
VIDEO
Q & A
This is a Solicitation of Interest Only
HUM is considering a capital raise and is "testing the waters" under regulation crowdfunding to evaluate investor interest. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the EquityVest platform. An indication of interest submitted via the "Reserve your Investment" button on this page involves no obligation or commitment of any kind.
Highlights
Launched First Market in Phoenix, AZ
Generated over 200 subscriptions in the first 45 days, with over 3,403 drivers in enrollment and 3,539 riders on platform (as of November 5, 2023)
Innovative Subscription-Based Model: HUM introduces a unique subscription-based system for drivers, which stands out in the rideshare market. This model provides drivers with stability and predictability in earnings, a significant departure from the uncertainty typically associated with rideshare gigs. For investors, this innovative approach signals a potential for long-term customer loyalty and consistent revenue streams.
Strong Focus on Driver Empowerment and Welfare: HUM's driver-first approach, ensuring fair compensation and a substantial voice in company decisions, positions it as an ethically sound and socially responsible investment. This focus not only appeals to socially conscious investors but also suggests a sustainable business model with lower driver turnover and higher satisfaction, leading to better service quality and customer retention.
Partnerships with Firestone and Arizona State University.
Introduced women-to-women option for women drivers for female riders.


HUM Crowdfund Round
HUM
RIDESHARE DONE RIGHT
Watch on YouTube


MEET OUR TEAM
CHRIS KOLB
Chief Executive Officer
GARRETT KOLB
Chief Finance Officer
BUSINESS ADVISOR
Jeff Gough
Cornel Hunter
FINANCE
Bob Brown
MARKETING
Summer Crenshaw
Jonathan Lee
Jacob Ayars
Anthony Perez
RISK/INSURANCE
Joe Daynes
CUSTOMER EXPERIENCE
Easton Freidling
Anna Kolb-Robinson
ENGINEERING
Chad Bellin
Daryn Nakhuda
Dave Myron
LEGAL
David Weaver
Alex Korzh
HUM
16

Click to Visit Our Website


RIDESHARING
HAS BECOME
PREDATORY
Once a luxury, rideshare is now a way of life, but beneath its convenience lies the reality of exploitative practices that drain its users.
HUM


PROBLEM
PRICES INCREASED
Ride-hail prices increased- up to 85% over 45-month period- Leaving Riders paying more
DRIVERS PAY DIMINISHED
Platform revenue has increased over 70%, but this is due to a decrease in driver pay
RIDERS AND DRIVERS SUFFER
Ride-hailing market leaves riders and drivers vulnerable, squeezing them for increased revenue
LACK OF TRANSPARENCY
From deactivations, to partnerships with driverless vehicles, drivers and riders are left guessing
HUM


SOLUTION
DRIVER-FIRST MODEL
A model that allows drivers to own and operate their own business, keeping 100% of the fare
ON-THE-GROUND, ON-DEMAND
Continue the system that riders and drivers have come to expect
A TRUSTED BROKER
Transparent platform, no price gouging with surge, no taking 24% or more of driver fare.
ANYTIME FARE
Pricing the way it should be.
HUM


HUM
RIDESHARE
DONE RIGHT.
HUM
SUBSCRIPTION
RIDESHARE
A plug and play business where happy drivers make a great rideshare experience
Drivers Subscribe to access to HUM App, Accept rides, and keep 100% of the fair, tip and fees.
4


HUM SUBSCRIPTION MODEL
HUM DRIVERS MONTHLY SUBSCRIPTION IS BASED ON VEHICLE CLASSIFICATION
SEDAN Beta Pricing $29.95/mo Fair Market Pricing $199.95/mo
XL Beta Pricing $39.95/mo Fair Market Pricing $224.95/mo
LUX Beta Pricing $49.95/mo Fair Market Pricing $249.95/mo
LUX Beta Pricing $59.95/mo Fair Market Pricing $269.95/mo
Predictable and Scalable Revenue Model
Path to Profitability
Operational Transparency
Greater Earnings for Drivers
Fairer Fares for Passengers
More Trustworthy Rideshare Experience
HUM


ADDRESSABLE MARKET
US Rideshare Market:
1.7m drivers
HUM ARR ASSUMING
50% of non-exclusive rideshare drivers
$200/month/driver
(stabilized subscription)
$242
BILLION
$181.5
BILLION
$1.53
BILLION
75% of Rideshare Market is Non-Exclusive to Rideshare provider
HUM
*Lyft, Uber Market Data


Rave Reviews
"I love the consistency for both passengers and drivers. It's amazing having the opportunity to build out my own book of business and manually activate rides with passengers".
-Joseph L, Male, Driver
"I am a recently retired individual. Driving for HUM will provide me with good income and the freedom to own my schedule."
-Female Driver
"HUM is reliable and professional while being uniquely personable. It's better than the other guys because it doesn't feel transactional. It's an experience I look forward to every time I request a ride"
-Jon R, Male Rider
"I just wanted to share my recent experiences with HUM Rideshare – it's been nothing short of fantastic! Every driver I've encountered seems to genuinely enjoy their job and has a strong connection with the company. This positive atmosphere has made each ride a delightful and secure experience for me as a rider.
It's reassuring to know that the drivers not only love what they do but also feel a sense of closeness to the company. It creates a positive ripple effect, making the entire journey enjoyable and stress-free. Kudos to HUM for fostering such a great environment!"
Katrina B. Female Rider
HUM


DIRECT
COMPETITORS
Uber
Lyft
Taxi
Waymo
INDIRECT
COMPETITORS
MICRO MOBILITY
Personal Car
Traditional Public Transport
Golf Cart
Scooter
HUM


COMPETITOR APPROACH
Event/Hospitality/Concierge Transportation
Rideshare packages sold through partners with a 10% revenue split
Vertical Niche & Unique Inventory
"Steady-Stream" verticals generate demand
Manual Rides allow drivers to build book of business
Woman-2-Woman Rides (Manual Dispatch)
FareTrade Rideshare
Consumers are disloyal to & frustrated with the incumbents. HUM offers a superior and more equitable experience
Community Culture
HUM's launch is in the 5th largest metro in the US. Our driver advocacy is one of the strongest, allowing us to establish meaningful event & vertical partnerships


SAFETY & SECURITY
WHILE OTHER RIDESHARE COMPANIES MAY TALK ABOUT DELIVERING SAFE RIDES, WE BACK OUR CLAIMS UP.
PANIC EMERGENCY
Share location & ride tracking with Emergency Contacts. Panic button available in-app
WOMAN-2-WOMAN
Female passengers may request female drivers to get them from A-to-B safely
ZENDRIVE
Integrated Mobility Risk Intelligence to measure and improve safe driving behavior
RIDE ASSURANCE™
Built-in protection that insures the journey with HUM
HUM


TRACTION
MOM GROWTH FOR PHOENIX 2023
Users
Drivers
Passengers
2500
2000
1500
1000
500
0
346
1,101
390
1,235
457
1,386
602
1,668
742
2,031
899
2,272
March
April
May
June
July
August
HUM


DRIVER SUBSCRIPTION FORECAST
STARTING MONTH: JAN 2024
Month | Subscription (drivers) | Monthly Subscription Revenue | Annualized Subscription Revenue
Q1 2024 | 500 | $16,975 | $203,700
Q2 2024 | 1000 | $33,950 | $407,400
Q3 2024 | 1500 | $50,925 | $611,100
Q4 2024 | 2000 | $67,900 | $814,800
Q1 2025 | 2500 | $109,876 | $1,319,000
Q2 2025 | 3000 | $131,851 | $1,582,000
Q3 2025 | 3500 | $153,826 | $1,846,000
Q4 2025 | 4000 | $175,802 | $2,110,000
Q1 2026 | 4500 | $472,050 | $5,665,000
Q2 2026 | 5000 | $524,500 | $6,294,000
Q3 2026 | 5500 | $576,950 | $6,923,000
Q4 2026 | 6000 | $629,400 | $7,553,000
HUM

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